TNB

2007 Annual Report

Thomasville Bancshares, Inc.


THOMASVILLE NATIONAL BANK

There Is a Difference

Received SEC

MAY 0 2 2008

Washington, DC 20549

Our Mission

The mission of Thomasville Bancshares, Inc. is to operate a sound and profitable company while serving the banking needs of the Thomasville/Thomas County community. We will strive to protect our customer's deposits, meet their credit needs, and promote economic development throughout the community, while consistently generating strong returns on our shareholders' investment. We will employ the best people and provide an environment that encourages them to be decision makers and problem solvers. We intend to make Thomasville and Thomas County a better place to live and do business because Thomasville Bancshares, Inc. is part of the community.

To Our Owners

It is a pleasure to report that your Company, Thomasville Bancshares, Inc., through its subsidiary Thomasville National Bank, had a successful 2007. To say that we operated in a challenging environment would be an understatement. The real estate crisis and mortgage meltdown affected many segments of our economy. It weakened the financial condition of many borrowers and threatened the value of collateral on existing loans. When the Federal Reserve responded by rapidly lowering interest rates, our Bank's net interest margin was negatively impacted. Even with these conditions, it is with great pride that we report TNB increased assets, loans, deposits, and most importantly net income while maintaining outstanding credit quality.



LEFT TO RIGHT:
Charles H. Hodges III
Executive Vice-President;
Stephen H. Cheney
President/CEO

Over the last two years we saw many of our competitors grow at an increased pace and heard some prospective borrowers hint that TNB had become overly conservative. Quite frankly, at times our management team and board of directors question ourselves. We concluded that we were simply sticking to the basic fundamentals of sound lending while other financial institutions seemed to be relaxing their underwriting standards. In hindsight, we certainly made the right decision. The quality of our loan and investment portfolios helped us achieve superior results compared to the majority of our peers and positions us for continued success in the future.

Highlights for the year included:

- Total banking assets surpassed $300 million, ending the year at $313 million.
- Assets at TNB Financial, our Trust and Investment Division, surpassed $600 million with net earnings increasing over 44%.
- Consolidated net income for the Company increased 3% to $4,450,049.
- Earnings per share increased from $1.46 to $1.50.
- All measures of credit quality remained strong in a very difficult environment.
- 1,599 new deposit accounts were opened.
- 907 new loans were made, totaling over $120 million.
- Our dividend increased for the eighth consecutive year.
- Thomasville Bancshares, Inc., was named one of Georgia's Top 100 Performing Public Companies for the fourth consecutive year.

While we are pleased with the results of 2007, we are now focused on 2008 and beyond. As interest rates continue to fall and the economic concerns remain, we know that challenges lie ahead. We are confident that our excellent team of bankers and proven philosophy will continue to produce strong results for you our shareholders.

We thank you for supporting the Company both as shareholders and customers. As always, we remind you that the best way to enhance your investment is to do business with Thomasville National Bank and TNB Financial, while encouraging others to do so as well.

Sincerely,

Stephen H. Cheney

Stephen H. Cheney, President/CEO

Charles H. Hodges III

Charles H. Hodges, III, Executive Vice-President

Financial Highlights 2007


TOTAL ASSETS
02 $185,388,347
03 $205,490,172
04 $239,883,837
05 $276,465,818
06 $299,260,148
07 $313,167,219
TOTAL DEPOSITS
02 $154,377,180
03 $165,923,516
04 $199,206,563
05 $238,434,057
06 $260,704,112
07 $264,275,448
TOTAL LOANS
02 $156,622,040
03 $181,710,732
04 $206,553,164
05 $227,911,275
06 $242,460,338
07 $277,258,448
NET INCOME
02 $1,756,968
03 $1,956,705
04 $2,655,407
05 $3,549,499
06 $4,320,831
07 $4,450,049
EARNINGS PER SHARE*
02 $.62
03 $.68
04 $.90
05 $1.21
06 $1.46
07 $1.50

*Adjusted for stock split.

Year Ended December 31	2007	2006	2005
For The Year			
Total Revenue	**$ 26,555,486**	$ 23,298,980	$ 18,307,195
Net Income	**$ 4,450,049**	$ 4,320,831	$ 3,549,499
Common Dividend Paid	**$ 1,180,108**	$ 886,733	$ 734,845
Per Common Share*			
Net Income-Basic	**$ 1.50**	$ 1.46	$ 1.21
Net Income-Diluted	**$ 1.45**	$ 1.42	$ 1.16
Common Stock Closing Price	**$ 21.25**	$ 22.95	$ 20.87
Book Value	**$ 10.10**	$ 8.83	$ 7.65
Financial Ratios (TNB)			
Return on Average Assets	**1.32%**	1.52%	1.46%
Return on Average Equity	**15.20%**	17.49%	17.78%
Net Interest Margin	**3.83%**	4.12%	4.20%
Efficiency Ratio	**45.82%**	43.82%	47.07%
At December 31			
Total Assets	**$ 313,167,219**	$ 299,260,148	$ 276,465,818
Loans	**$ 277,258,448**	$ 242,460,338	$ 227,911,275
Allowance for Loan Loss	**$ 3,805,826**	$ 3,364,533	$ 2,712,745
Deposits	**$ 264,275,448**	$ 260,704,112	$ 237,877,373
Total Shareholders Equity	**$ 29,913,077**	$ 26,109,419	$ 22,477,018
Weighted Average Shares Outstanding	**$ 2,962,867**	$ 2,950,272	$ 2,939,381

*Adjusted for stock split.

CONSOLIDATED BALANCE SHEETS

For the Years Ended December 31,	2007	2006
ASSETS		
Cash and due from banks	$ 7,378,479	$ 13,523,928
Interest-bearing deposits in banks	62,667	5,329
Federal funds sold	356,826	17,614,164
Securities available for sale, at fair value	15,248,444	13,413,548
Restricted equity securities, at cost	1,363,150	1,266,649
Other equity securities, at cost	290,000	290,000
Loans	277,258,448	242,460,338
Less allowance for loan losses	3,805,826	3,364,533
Loans, net	273,452,622	239,095,805
Premises and equipment, net	6,339,880	5,900,751
Goodwill	3,372,259	3,372,259
Accrued interest receivable	3,569,586	2,905,420
Other assets	1,733,306	1,872,295
Total Assets	$ 313,167,219	$ 299,260,148
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 28,814,382	$ 31,973,060
Interest-bearing	235,461,066	228,731,052
Total deposits	264,275,448	260,704,112
Federal funds purchased and securities sold under agreements to repurchase	3,989,326	—
Federal Home Loan Bank borrowings	9,716,667	7,341,667
Junior subordinated debentures	4,124,000	4,124,000
Accrued interest payable	808,404	551,731
Other liabilities	340,297	429,219
Total liabilities	283,254,142	273,150,729
Commitments and contingencies		
Stockholders' equity		
Common stock, par value $1.00; 10,000,000 shares authorized; 2,962,867 and 2,957,698 issued and outstanding	2,962,867	2,957,698
Paid-in capital	8,705,047	8,298,041
Retained earnings	18,253,199	14,987,978
Accumulated other comprehensive loss	(8,036)	(134,298)
Total stockholders' equity	29,913,077	26,109,419
Total Liabilities and Stockholders' Equity	$ 313,167,219	$ 299,260,148

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2007	2006
Interest income		
Interest and fees on loans	$ 20,782,583	$ 18,396,291
Interest on taxable securities	644,561	527,803
Interest on federal funds sold	1,077,984	671,360
Interest on deposits in other banks	1,701	2,262
	22,506,829	19,597,716
Interest expense		
Interest on deposits	10,645,562	8,200,979
Interest on other borrowings	696,919	794,633
	11,342,481	8,995,612
Net interest income	11,164,348	10,602,104
Provision for loan losses	595,000	720,000
Net interest income after provision for loan losses	10,569,348	9,882,104
Noninterest income		
Service charges on deposit accounts	707,349	727,327
Other service charges, commissions and fees	228,994	191,887
Trust and investment services	2,562,212	2,230,079
Mortgage origination fees	235,379	197,265
Other	314,693	354,706
	4,048,657	3,701,264
Noninterest expense		
Salaries and employee benefits	4,581,861	4,043,153
Equipment	573,402	549,357
Occupancy	343,394	339,680
Data processing	495,000	505,006
Advertising and marketing	408,778	390,891
Legal and accounting	361,829	266,712
Other operating	1,400,034	1,317,543
	8,164,298	7,412,342
Income before income taxes	6,453,707	6,171,026
Applicable income taxes	2,003,658	1,850,195
Net income	$ 4,450,049	$ 4,320,831
Basic earnings per share	$ 1.50	$ 1.46
Diluted earnings per share	$ 1.45	$ 1.42

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years ended December 31, 2007 and 2006

	Common Stock Shares	Common Stock Par Value	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2005	2,940,507	$ 2,940,507	$ 8,160,931	$ 11,553,880	$ (178,300)	$ 22,477,018
Net income	—	—	—	4,320,831	—	4,320,831
Cash dividend declared, $0.30 per share	—	—	—	(886,733)	—	(886,733)
Other comprehensive income	—	—	—	—	44,002	44,002
Issuance of common stock	2,053	2,053	46,387	—	—	48,440
Exercise of stock options	400	400	3,600	—	—	4,000
Stock-based compension	—	—	24,902	—	—	24,902
Issuance of restricted stock	14,738	14,738	62,221	—	—	76,959
Balance, December 31, 2006	2,957,698	2,957,698	8,298,041	14,987,978	(134,298)	26,109,419
Net income	—	—	—	4,450,049	—	4,450,049
Other comprehensive income	—	—	—	—	126,262	126,262
Cash dividend declared, $0.40 per share	—	—	—	(1,184,828)	—	(1,184,828)
Issuance of common stock	4,969	4,969	116,890	—	—	121,859
Exercise of stock options	200	200	1,800	—	—	2,000
Stock-based compensation	—	—	151,446	—	—	151,446
Issuance of restricted stock	—	—	136,870	—	—	136,870
Balance, December 31, 2007	2,962,867	$ 2,962,867	$ 8,705,047	$ 18,253,199	$ (8,036)	$ 29,913,077

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	**2007**	2006
OPERATING ACTIVITIES		
Net income	**$ 4,450,049**	$ 4,320,831
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan loss	**595,000**	720,000
Provision for deferred taxes	**(85,879)**	(644,069)
Depreciation	**364,768**	360,868
Stock–based compensation	**151,446**	24,902
Increase in interest receivable	(644,166)	(866,000)
Increase in interest payable	256,673	244,853
Decrease in taxes payable	(205,928)	(109,650)
Gain on sale of fixed assets	(10,987)	—
Net other operating activities	276,829	151,902
Total adjustments	677,756	(117,194)
Net cash provided by operating activities	5,127,805	4,203,637
INVESTING ACTIVITIES		
(Increase) decrease in interest–bearing deposits in banks	(57,338)	42,076
Purchases of securities available for sale	(9,527,155)	(2,975,150)
Proceeds from maturities of securities available for sale	7,883,566	—
Decrease in federal funds sold	17,257,338	307,117
Increase in loans, net	(34,951,817)	(15,457,473)
Net change in restricted equity securities	(96,501)	77,851
Proceeds from sale of fixed assets	185,779	—
Purchase of premises and equipment	(978,689)	(631,524)
Net cash used in investing activities	(20,284,817)	(18,637,103)
FINANCING ACTIVITIES		
Increase in deposits	3,571,336	22,826,740
Repayment of other borrowings	(2,500,000)	(4,725,596)
Proceeds from other borrowings	4,875,000	1,000,000
Increase in federal funds purchased and securities sold under agreements to repurchase	3,989,326	—
Issuance of common stock, net	121,859	48,440
Issuance of restricted stock	136,870	76,959
Proceeds from exercise of stock options	2,000	4,000
Dividends paid	(1,184,828)	(886,733)
Net cash provided by financing activities	9,011,563	18,343,810
Net increase (decrease) in cash and due from banks	(6,145,449)	3,910,344
Cash and due from banks at beginning of year	13,523,928	9,613,584
Cash and due from banks at end of year	$ 7,378,479	$ 13,523,928
SUPPLEMENTAL DISCLOSURES		
Cash paid for interest	$ 11,085,808	$ 8,750,759
Cash paid for income taxes	$ 2,242,557	$ 2,485,020

Board of Directors

THOMASVILLE NATIONAL BANK
BOARD OF DIRECTORS

RICHARD L. SINGLETARY, JR., *CHAIRMAN*
DIANE W. PARKER, *VICE CHAIRMAN, SECRETARY*
CHARLES A. BALFOUR
JOHN L. BANNISTER
JOEL W. BARRETT
STEPHEN H. CHENEY
DAVID A. CONE
CHARLES HANCOCK
MILLS HERNDON
CHARLES H. HODGES, III
HAROLD L. JACKSON
ZEKE JOHNSON
RANDALL L. MOORE

COCHRAN A. SCOTT, JR.

THOMASVILLE NATIONAL BANK
OFFICERS

STEPHEN H. CHENEY, *PRESIDENT/CEO*
CHARLES H. HODGES, III, *EXECUTIVE VICE PRESIDENT*
HOLLIE W. LLOYD, *SENIOR VICE PRESIDENT*
TILDEN W. CULBRETH, *VICE PRESIDENT*
TOMMY C. HILL, *VICE PRESIDENT*
HANK A. STONE, *VICE PRESIDENT*
VICKIE M. LUTES, *ASSISTANT VICE PRESIDENT*
KAREN D. ALSTON, *BANKING OFFICER*
PAM D. BROWN, *BANKING OFFICER*
ELIZABETH J. DAVIS, *BANKING OFFICER*
BEVERLY Y. HAWKINS, *BANKING OFFICER*
SALLY N. HOWARD, *BANKING OFFICER*
LINDA C. MALCOM, *BANKING OFFICER*
CONNIE P. MCELREATH, *BANKING OFFICER*
SCOTT J. MILBERG, *BANKING OFFICER*
THOMAS A. ROSSER, JR., *BANKING OFFICER*
WYLIE M. WATT, JR., *BANKING OFFICER*

TNB FINANCIAL SERVICES
BOARD OF DIRECTORS

WARREN BICKNELL, III, *CHAIRMAN*

JOEL W. BARRETT, *PRESIDENT*
DIANE W. PARKER
CHARLES H. HODGES, III
STEPHEN H. CHENEY
PHILLIP H. DAVIS, JR.
BRYAN KNOX
KAREN S. LEABO
COCHRAN A. SCOTT, JR.
RICHARD L. SINGLETARY, JR.

EMERITUS DIRECTORS

CLIFFORD S. CAMPBELL, JR.
CHAIRMAN OF THE BOARD (RET.)

DAVID O. LEWIS

CHARLES W. MCKINNON, JR.
CHAIRMAN OF THE BOARD (RET.)

TNB FINANCIAL SERVICES
OFFICERS

JOEL W. BARRETT, *DIVISION PRESIDENT*

PHILLIP H. DAVIS, JR., *SENIOR VICE PRESIDENT*

FRANKLIN B. BEVERLY, *VICE PRESIDENT*
SUSAN HALL, *VICE PRESIDENT*
CHARITY KNIFER, *VICE PRESIDENT*

THOMASVILLE NATIONAL BANK

Main Office

310 North Broad Street, Thomasville, Georgia 31792

229.226.3300

Remington Avenue Branch

1320 Remington Avenue

Thomasville, Georgia 31792

229.226.6888

TNB FINANCIAL SERVICES

325 North Broad Street, Thomasville, Georgia 31792

229.227.0600

www.tnbank.com

THOMASVILLE BANCSHARES, INC.
POST OFFICE BOX 1999
THOMASVILLE, GEORGIA 31799

END